UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

PFG Fund V, LLC

(Exact name of issuer as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

Pine Financial Group, Inc.

6990 W. 38th Ave, Suite 208, Wheat Ridge, Colorado 80033

303-835-4445

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

85-2725801

(I.R.S. Employer Identification Number)

Debt

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of PFG Fund V, LLC, a Colorado limited liability company, contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the PFG Fund V, LLC Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to PFG Fund V, LLC, a Colorado limited liability company.

PFG Fund V, LLC, a Colorado limited liability company, was formed on August 26, 2020. The Company is organized to conduct the following business: to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). The Company actively participates in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc., rather than subrogate those responsibilities to a third party.

The Company filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on January 15, 2021, which offering statement was qualified by the SEC on June 3, 2021. Pursuant to the Offering Statement, we offered, on a “best-efforts” basis up to $75,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the “Notes”) of PFG Fund V. The Company has set a minimum investment requirement of $25,000 but may accept subscriptions for less or greater amount at the discretion of our Manager. Proceeds from the sale of the Notes was used to make and originate loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota.

As of June 30, 2021, the Company had sold fifteen (15) Notes for a total of $1,456,000.00 pursuant to our Offering. The cash generated by these Note sales was largely deployed subsequent to the reporting period and is being utilized to originate loans secured by interests in real property.

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As of June 30 2021, the Company held one senior secured loan, providing $280,000.00 to one borrower. The loan possessed an interest rate of 12.9% and maturity on October 31, 2021. During the period ending June 30, 2021, there have been no deficiencies to report. The following tables outlines the major terms of the loan closed by the Company as lender:

11615	Rashad Kennedy	Saint Paul	MN	55104	10/31/2021	$280,000.00	12.90%	06/29/2021

We are managed by our Manager, Pine Financial Group, Inc, a Colorado Corporation. We do not have any employees. We rely on the employees of our Manager, for the day-to-day operation of our business. As of the end if the reporting period of June 30, 2021, there have been no recent developments regarding the real estate markets in which we participate, the composition of our lending competition, material agreements entered into by the Company, or any other material change which impacted our business operations.

Liquidity and Capital Resources

The Company is seeking to raise up to $75 million of capital by selling Notes to Investors. We deploy most of the capital to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. No public market currently exists for our Notes. The Company has set a minimum investment requirement of $25,000.00 but may accept subscriptions for less or greater amount at the discretion of our Manager. Therefore, purchasers of our Notes may be unable to sell their securities because there may not be a public market for our securities. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

Because the Company is still in its nascent stage, most of the capital contributed by the Noteholders are deployed for loans. We are currently exploring a bank line, but the negotiation is in early stages.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Notes. However, our ability to finance our operations is subject to some uncertainties such as the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located.

Since the end of the reporting period the Company has sold additional Notes for a total of $17,603,605.25. The cash generated by these Note sales is being utilized to originate loans secured by interests in real property thereby increasing cashflows to service the Company’s debt obligation. As of the filing of this report, the Company held a cash balance of $420,606.68.

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Trend Information

Except for COVID-19 (discussed below) and the rise of the Delta variant, which is likely to spread further through the United States, there currently are no events or uncertainties that we are aware of that will materially or adversely impact the lending operations of the Company nor are we aware of any events or uncertainties that would cause any of the reported financial information to not be indicative of future operating results. We expect PFG Fund V, LLC to continue to grow its debt obligation as we sell more Notes, and increase its assets based on loans originated as outlined in the Offering.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. However, the extent of the impact of COVID-19 outbreak on operations of the Company will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operations can be affected. Depending on the severity and length of the outbreak, the novel coronavirus could present uncertainty and risk with respect to the Company, its performance, and its financial results in the future.

Item 2. Other Information

None.

Item 3. Financial Statements

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Accountants’ Compilation Report

PFG Fund V, LLC

Wheat Ridge, CO

Management is responsible for the accompanying financial statements of PFG Fund V, LLC, which comprise the balance sheets as of June 30, 2021 and June 30, 2020 and the related statements of operations, changes in equity, and cash flows for the periods then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

We are not independent with respect to PFG Fund V, LLC.

Swanson Miller Scott PC

Lakewood, CO

September 30, 2021

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	June 30, 2021	June 30, 2020	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents
Fortis Private Bank	$1,181,000.00	$0.00	$0.00
Total Cash and cash equivalents	1,181,000.00	0.00	0.00
Other Current Assets
Mortgage Loans Receivable	280,000.00	0.00	0.00
Interest receivable	98.96	0.00	0.00
Total Other Current Assets	280,098.96	0.00	0.00
Total Current Assets	1,461,098.96	0.00	0.00
TOTAL ASSETS	$1,461,098.96	$0.00	$0.00
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Other Current Liabilities
Interest Payable	809.86	0.00	0.00
Total Other Current Liabilities	809.86	0.00	0.00
Total Current Liabilities	809.86	0.00	0.00
Long Term Liabilities
Investor Loans Payable	1,456,000.00	0.00	0.00
Total Long Term Liabilities	1,456,000.00	0.00	0.00

Total Liabilities	1,456,809.86	0.00	0.00
Equity
Member Equity
Member contribution	5,000.00	0.00	0.00
Total Member Equity	5,000.00	0.00	0.00
Net income	(710.90)	0.00	0.00
Total Equity	4,289.10	0.00	0.00
TOTAL LIABILITIES & EQUITY	$1,461,098.96	$0.00	$0.00

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	Jan - June 21	Jan- June 20
Income/Expense
Income
Interest Income	$98.96	$0.00
Total Income	98.96	0.00
Expense
Interest Expense	809.86	0.00
Total Expense	809.86	0.00
Net Income	(710.90)	0.00
Net Income	($710.90)	$0.00

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	Jan - June 21	Jan- June 20
OPERATING ACTIVITIES
Net Income	$(710.90)	$0.00
Adjustments to reconcile Net Income
to net cash provided by operations:
Loans Receivable	(280,000.00)	0.00
Interest receivable	(98.96)	0.00
Interest Payable	809.86	0.00
Net cash provided by Operating Activities	(280,000.00)	0.00
INVESTING ACTIVITIES
Net cash provided by Investing Activities	0.00	0.00
FINANCING ACTIVITIES
Member contribution	5,000.00	0.00
Investor Loans Payable	1,456,000.00	0.00
Net cash provided by Financing Activities	1,461,000.00	0.00
Net cash increase for period	1,181,000.00	0.00
Cash at beginning of period	0.00	0.00
Cash at end of period	$1,181,000.00	$0.00

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	Jan - June 21	Jan- June 20

Beginning equity balance	$0.00	$0.00

Capital contributions	$5,000.00	$0.00

Net income	$(710.90)	0

Ending equity Balance	$4,289.10	$0.00

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PFG Fund V, LLC

Notes to Financial Statements

June 30, 2021

Note 1	Summary of Organization and Significant Accounting Policies

Organization

PFG Fund V, LLC (the “Company”) is a Colorado limited liability Company formed on August 26, 2020. The general partner is Pine Financial Group, Inc. The Company is organized to conduct the following business: to make, purchase, originate, acquire, or sell loans secured by interests in real property located throughout the United States, with a primary focus in Colorado and Minnesota. The Company may also manage, remodel, develop, lease, renovate, repair, and/or sell real properties acquired through the Company’s lending activities, including, but not limited to, properties acquired through foreclosure and real estate owned (“REO”). We actively participate in the servicing and operational oversight of our assets through our manager, Pine Financial Group, Inc., rather than subrogate those responsibilities to a third party.

General Company Provisions

The Company is managed by Pine Financial Group, Inc., the Company’s General Partner (“General Partner or the “Manager”). The rights, duties and powers of the Manager are governed by the Company’s Articles of Organization. Pine Financial Group, Inc. acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless Pine Financial Group, Inc. choose to dissolve it.

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the investor loans, profit and losses are allocated in the following order:

Allocations of profits and losses are to the sole general partner.

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PFG Fund V, LLC

Notes to Financial Statements

June 30, 2021

Distributions

The Company distributes or reinvests amounts as deemed necessary by management.

Management and Related Party Fees

The Manager and/ or its affiliates are entitled to receive certain fees, compensation and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

Servicing fees

Pine Financial Group, Inc is entitled to receive a servicing fee of 1% of the principal amount of loans made..

Origination and Administration Fee

Pine Financial Group, Inc is entitled to receive $685 per loan plus 2%-4% of the loan principle amount. These fees are charged to the Borrower.

Inspection Fees

Pine Financial Group, Inc is entitled to receive a reasonable fee charged to the Borrower for inspecting the property prior to releasing a construction draw.

The Company receives certain operating and administrative services from Pine Financial Group, Inc some of which may not be reimbursed to Pine Financial Group, Inc. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

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PFG Fund V, LLC

Notes to Financial Statements

June 30, 2021

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and all values are stated in United States dollars. The Company is an investment that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Cash and cash equivalents and restricted cash

Cash represents cash deposits held at financial institutions. There are no cash equivalents at this time. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations

Fair Value- Hierarchy of Fair Value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

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PFG Fund V, LLC

Notes to Financial Statements

June 30, 2021

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

The Company’s method of calculating Fair Value has not changed.

Loans Receivable

Loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months or less and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of June 30, 2021, there is one loan that has a terms of four months. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

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PFG Fund V, LLC

Notes to Financial Statements

June 30, 2021

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan losses will be charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of June 30, 2021, and June 30, 2020, there were no allowances for loan losses recorded.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2021, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2021, there are no returns open to examination by the Internal Revenue Service and various for state and local governmental authorities. As of June 30, 2021 no income tax returns have been filed nor have they been required to be filed. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

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PFG Fund V, LLC

Notes to Financial Statements

June 30, 2021

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the six months ended June 30, 2021 and June 30, 2020 were $0 and $0, respectively.

Note 2	Cash Concentration

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

Note 3	Mortgage Loans Receivable

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, bearing interest at 10.00% to 15.00% per annum with either a balloon payment due at maturity or periodic amortizing payments. These notes have maturity dates ranging no more than twelve months from origination. The current loan outstanding is due October 31, 2021.

As of June 30, 2021, the Company had outstanding rehabilitation loans of $280,000, with a commitment to fund an additional $618,000.00. As of June 30, 2020, the Company had outstanding rehabilitation loans of $0, with a commitment to fund an additional $0. Commitments are funded by a combination of collections of mortgage loans receivable and new capital raised.

Note 4	Investor Loans Payable

Investor loans payable consist of notes held by various investors at various amounts. The company has set a minimum investment requirement of $25,000.00 but may accept subscriptions for less. Each note has a five (5) year term and interest at 8%.

Note 5	Commitments and Contingent Liabilities

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2021, there are no current matters that would have a material effect on the Company’s financial positions or results of operations.

Note 5	Subsequent Events

The Company has evaluated subsequent events through September 28, 2021, the date the unaudited financial statement was available to be filed, and there were no events noted.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PFG Fund V, LLC,
a Colorado limited liability company

Date:	September 30, 2021

By:	Pine Financial Group, Inc.
a Colorado corporation
Its:	Sole Member

By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 30, 2021
By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Its:	President of the Sole Member of the Manager

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